Rosemarie A. Thurston	Direct Dial: 404-881-4417	E-mail: rosemarie.thurston@alston.com
November 1, 2007
BY UPS OVERNIGHT DELIVERY
Ms. Elaine Wolff, Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, DC 20549

Re:	REITPlus, Inc.
Amendment No. 3 to Form S-11
File No. 333-143415
Dear Ms. Wolff:
     This letter sets forth the responses of our client, REITPlus, Inc. (the “Issuer”), to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), in your letter dated October 2, 2007. The Issuer has today filed an amended registration statement (“Amendment No. 3”) via EDGAR. For your convenience, we have set forth each of the Staff’s comments followed by the Issuer’s relevant response. Please note that unless otherwise specified, all page numbers provided in the responses below correspond to the pages of Amendment No. 3 and that we refer to the prospectus contained in Amendment No. 3 as the “amended prospectus.”
General, page 2
1.      COMMENT: We note that you intend to complete a liquidity transaction within seven years of the end of the offering period. We also note that there appears to be no finite term for the offering period. Considering that a liquidity transaction may be the only method by which an investor may monetize their investment in your shares, please revise the second cover page risk factor to reflect that since there is no requirement that you liquidate it may be impossible for an investor to ever sell their shares. Please include a section in the summary to describe the potential duration of the offering period, the operating period and the open-ended nature of your obligation to affect any liquidity transaction.

Atlanta • Charlotte • Dallas • New York • Research Triangle • Washington, D.C

Ms. Elaine Wolff, Branch Chief
November 1, 2007

     RESPONSE: The Issuer has revised the disclosure on page 43 relating to the Issuer’s consideration of a liquidity transaction. In response to the Staff’s comment, the Issuer has revised the second risk factor on the cover page and the second summary risk factor on page 2. In response to the Staff’s comment, the Issuer has added a new section entitled “Liquidity Strategy” to page 9 to the “Prospectus Summary” to describe the Issuer’s consideration of a liquidity transaction.
Acquisition Fees, page 6
2.      COMMENT: We note your response to comment 3. We continue to believe that the acquisition fee should be disclosed in a manner that reflects the impact of leverage. Please disclose the possible acquisition fee assuming either your maximum leverage as reflected in your charter or a reasonable estimate or range of leverage.
     RESPONSE: In response to the Staff’s comment, the Issuer has revised the disclosure on pages 6 and 57 such that the estimated acquisition fees include the assumption that the Issuer will use debt financing of 50%, which is the Issuer’s reasonable estimate of its leverage.
The Advisory Agreement, page 52
3.      COMMENT: We note your response to comment 5. Please disclose examples, based on your experience as a sponsor of other programs, of the types of personnel costs that may be reimbursed as “administrative services.”
     RESPONSE: The Issuer has revised the disclosure on page 54 in response to the Staff’s comment.

Ms. Elaine Wolff, Branch Chief
November 1, 2007

Financial Statements and Notes
4.      COMMENT: Please note the financial statement update requirement in accordance with Article 3-12 of Regulation S-X.
     RESPONSE: The Issuer has updated its financial statements in response to the Staff’s comment.
Sales Literature—Investor Brochure
5.      COMMENT: Please limit the photos or drawings of buildings to those owned by you, your sponsor or its affiliates. Please include a caption for each such photo or drawing that identifies the property and the owner and, if applicable, states that you will not own the particular property.
     RESPONSE: Enclosed please find a revised investor brochure (the “Brochure”) reflecting the comments of the Staff. In response to the Staff’s comment and pursuant to the telephone conversation between the Issuer’s counsel and the Staff, the Issuer has included disclosure on the inside front cover of the Brochure that each of the properties included in the photographs or drawings in the Brochure are owned by the sponsor or its affiliates.
6.      COMMENT: Please provide us a detailed explanation of how you determined that AMREIT has “never missed an investment program distribution.” Please advise us of the programs covered by this statement. In addition, please explain to us whether these programs had mandatory distribution dates and rates that could be considered “missed.”
     RESPONSE: The Issuer has removed this disclosure in response to the Staff’s comment.
7.      COMMENT: Please explain the reference to “preferred returns” on page 10.
     RESPONSE: The Issuer has removed this disclosure in response to the Staff’s comment.
8.      COMMENT: The material information in the sales literature, including the prior performance information, should be contained in or derived from the prospectus. Please advise us where the prospectus discloses the average returns on page 13, income levels of

Ms. Elaine Wolff, Branch Chief
November 1, 2007

5-7% and 7-9% and total returns that exceeded CD rates and targets of 10% on pages 13 and 15, the average distribution rate on page 15 and the partnership returns on page 15.
     RESPONSE: The Issuer has revised the disclosure on pages 12-15 of the Brochure in response to the Staff’s comment. The Issuer has deleted the references to average returns, income levels and total returns, among other items.
9.      COMMENT: We note your sample tenants on page 13. Please confirm that these tenants are representative of the program tenants. Please advise us how they were selected.
     RESPONSE: The Issuer has removed this disclosure in response to the Staff’s comment.
10.      COMMENT: We note your references to leverage levels, including on page 15. Please revise to define the references to “moderate” and “conservative.”
     RESPONSE: The Issuer has removed this disclosure in response to the Staff’s comment.
11.      COMMENT: Please advise us how you calculated the dividend rate and “scheduled total return” data provided on the bottom of page 15.
     RESPONSE: The Issuer has removed this disclosure in response to the Staff’s comment.
12.      COMMENT: The offering summary on page 29 should include a description of fees.
     RESPONSE: The Issuer has revised the disclosure on page 29 of the Brochure in response to the Staff’s comment.
13.      COMMENT: Please revise the description of preferred return on page 29. The current disclosure may suggest to a reader that investors will receive at least a 7% return on the investment. The description should state that sponsor incentive fees are not paid until investors receive invested capital plus 7%.
     RESPONSE: The Issuer has revised the disclosure on page 29 of the Brochure in response to the Staff’s comment.

Ms. Elaine Wolff, Branch Chief
November 1, 2007

14. COMMENT: We note your disclosure on page 29 that shares will be repurchased at the stated prices “subject to certain limitations.” Please revise the description of these limitations to disclose that you are not obligated to redeem shares and that you intend to limit the number of shares to be redeemed in any year to:
•	the number of shares you can redeem with the proceeds of the shares under your DRIP

•	no more than 5% of the amount of the shares outstanding during the prior year.
     RESPONSE: The Issuer has revised the disclosure on page 29 of the Brochure in response to the Staff’s comment.
15.      COMMENT: Please revise the final risk factor on page 30 to state why the payment of dividends in excess of earnings or operating cash flow creates risks for investors.
     RESPONSE: The Issuer has revised the disclosure on the inside front cover of the Brochure in response to the Staff’s comment.
     Should you have any further questions or need additional information, please do not hesitate to contact me at (404) 881-4417.

Sincerely,
/s/ Rosemarie A. Thurston

Rosemarie A. Thurston Partner

RAT:lal
Enclosures

cc:	Mr. H. Kerr Taylor Mr. Chad C. Braun